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SECURITII [barcode] ISSION

02021328

ANNUAL AUDI... ...ORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26376

FEB 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAMBRIDGE DISCOUNT Brokerage INC

old Newport Discount Brokerage, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1167 Hillsboro Mile, Apt. #308
(No. and Street)

Hillsboro	FL	33062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Scarpetti (561) 306-0626
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron, LLP
(Name — *if individual, state last, first, middle name*)

622 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P APR 23 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

4/12

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____, as of ______________________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Comments

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWPORT DISCOUNT BROKERAGE INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2001

To the Officer and Stockholder of
Newport Discount Brokerage Inc.

In planning and performing our audit of the financial statements of Newport Discount Brokerage Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (II) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, that we consider to be material weaknesses as defined above and no fact came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c-3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization of the size of Newport Discount Brokerage Inc., to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computation of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing.

This report is intended solely for the use of the management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

We hereby attest that the requirements prescribed by the Securities and Exchange Commission for audit, under authority of Rule 18a-5, have been observed by us in the conduct of our examination.

Respectfully submitted,

MARKS PANETH & SHRON, LLP

AN OATH OR AFFIRMATION

I, Robert Scarpetti, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Newport Discount Brokerage Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

____________________ Officer

____________________ Notary Public

NEWPORT DISCOUNT BROKERAGE INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Current Assets		
Cash and cash equivalents	$	57,354
Due from shareholder (Note 8)		458,512
Trading securities at market value		5,316
Deferred tax asset		26,000
TOTAL CURRENT ASSETS		547,182
Fixed Assets (Note 2)		
Furnitures and fixtures		29,677
Office equipment		38,530
Automobiles		25,169
		93,376
Less: accumulated depreciation		71,367
TOTAL FIXED ASSETS		22,009
Other Assets		
Clearing deposits		100,103
TOTAL OTHER ASSETS		100,103
TOTAL ASSETS	$	669,294

IABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	7,210
Corporate taxes payable		25,277
TOTAL CURRENT LIABILITIES		32,487
Stockholder's Equity		
Common stock, authorized 200 shares, no par, issued and outstanding 22 shares (Note 1)		13,200
Retained earnings		623,607
TOTAL STOCKHOLDER'S EQUITY		636,807
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	669,294

Note 1 - Organization:

a. The Company was incorporated in New York State and began business in July, 1981. The Company engages in the securities business as a broker/dealer. The Company is non-clearing and has entered into a clearing agreement on a fully disclosed basis which provides
b. that losses due to reneged securities trades by customers, if any, will be borne by Newport Discount Brokerage Inc. Consequently, the corporation operates under the exemptive provisions of S.E.C. Rule 15c3-3. The clearing agreement was terminated on December 6, 1999. (See Note 5 and 9)

b. At December 31, 2001 Robert Scarpetti, President of the Company, owned 100% of the Company's outstanding common shares.

Note 2 - Significant Accounting Policies:

a. Revenue Recognition

1. Securities transactions (and the related revenue and expense) are recorded on a settlement date basis, generally the third business day after trade date for securities and one business day for options.

2. Other items such as open trades not yet recorded because of terms of delivery and contingencies of a reasonably definite nature would make no material change in the foregoing statement.

b. Fixed Assets:

Fixed assets are recorded at cost and are depreciated over estimated useful lives on the straight line method for assets placed in service prior to January 1, 1992 for financial reporting purposes. Accelerated depreciation methods are used for tax purposes. Assets placed into service after December 31, 1991 are being depreciated under MACRS for both financial and income tax purposes.

Depreciation computed under the MACRS system does not materially differ from depreciation that would have been computed based on the estimated useful lives of the related assets.

c. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. Cash and Cash Equivalents:

Cash and cash equivalents include highly liquid debt instruments purchased with a maturity of three months or less.

e. Credit Risk:

The Company maintains a cash balance at one bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000.

The Company maintains accounts with a stock brokerage firm. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation.

f. Income Taxes:

Deferred income taxes are provided on temporary timing differences arising from assets and liabilities whose base are different for financial reporting and income tax purposes, primarily due to net operating carrybacks.

Note 3 - Net Capital Requirements:

The Capital Ratio of the Company as independently computed by our auditors was 23%, versus an allowable maximum of 1,500% under the rules of the Securities and Exchange Commission. The Firm's net capital requirement under S.E.C. Rule 15c3-1 was $5,000. The Net Capital as computed was $128,016 leaving capital in excess of requirements in the amount of $123,016.

Note 4 - Commitments and Contingencies:

On March 20, 1996 the Company entered into a triple net operating lease for office space in Boca Raton, Florida. The lease agreement provides for rent, taxes and operating expenses. The Company occupies space at 5499 North Federal Highway, Suite N, Boca Raton, Florida. The lease commenced on August 1, 1996 and terminated on August 31, 1999. The Company entered into a new lease for three years. When onlinetrading inc.com (Online) corp. bought certain assets (see Note 5) effective December 6, 1999, Online assumed the lease from the Company. At December 31, 2001, the Company is relocating.

Note 5 - Sale of Assets:

Effective December 6, 1999, onlinetradinginc.com (Online) corp. acquired certain assets of Newport Discount Brokerage Inc. pursuant to an Asset Purchase Agreement dated September 21, 1999. Pursuant to the asset Purchase Agreement, Online purchased all of Newport's right, title and interest in and to its current and former clients and their respective securities brokerage accounts and certain telephone numbers.

The total consideration paid in connection with the acquisition included cash of $2,182,000 and up to 62,500 shares of Online's common stock. Issuance and delivery of the common stock consideration is contingent upon the acquired assets achieving certain revenue goals and maintaining customer accounts within one year of closing. The Parties agree that upon issuance, all 62,500 shares of the common stock to be delivered shall be held by purchaser pending adjustment per the above contingencies. In July 2001, 71,693 shares were delivered, but are restricted by an agreement from being sold until January 2002. Due to the above conditions of sale, the balance of the sales price is so uncertain that an objective measure of ultimate collectibility cannot be established. Therefore no value was assigned to the shares of common stock.

Note 6 - Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces those transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or to reduce position when necessary.

Note 7 - The Company has adopted the provisions of FASB 109, "Accounting for Income Taxes". This statement requires that all deferred tax balances be determined by using the applicable tax rate expected to be in effect when taxes will be actually be paid or refunds received.

The Company's net deferred tax asset at December 31, 2001 consists of

Deferred tax asset	$26,000
Valuation allowance	-
	$26,000

Deferred tax assets are reduced by a valuation allowance when in the opinion of management, it is more likely than not some portion or all the deferred net assets will not be realized. At December 31, 2001, no valuation was recorded.

The components of income tax expense is as follows:

Current provision	$968
Deferred tax asset	$0
	$968

Note 8 - Due from Shareholder

This account represents monies advanced to the sole shareholder of the Company. At December 31, 2001, the amount is payable on demand and is accruing interest at 6% per annum.

Note 9 - Subsequent Event

As of January 1, 2002, Newport Discount Brokerage, Inc. will no longer engage in the securities business as a dealer/broker.

NEWPORT DISCOUNT BROKERAGE, INC.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2001

A copy of the Company's Statement of Financial Condition as of December 31, 2001, pursuant to SEC Rule 17a-5, is available for examination at the Company's office and at the regional office of the National Association of Securities Dealers, Inc.

INDEPENDENT AUDITOR'S REPORT

To the Officer and Stockholder of Newport Discount Brokerage Inc.:

We have audited the statement of financial condition of Newport Discount Brokerage Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards requires that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Newport Discount Brokerage Inc. as of December 31, 2001, in conformity with U.S. generally accepted accounting principles.

MARKS PANETH & SHRON, LLP
New York, New York
February 21, 2002